Exhibit 99.1

BW LPG Limited announces sale of BW Loyalty

Singapore, 20 October 2026

BW LPG Limited (“BW LPG” or the “Company”, OSE ticker code: “BWLPG.OL”, NYSE ticker code: “BWLP”) is pleased to announce that its 52%-owned subsidiary, BW LPG India, has entered into an agreement to sell the 2008-built BW Loyalty for continued trading.

On a 100% basis, the sale of BW Loyalty is expected to generate a gain on disposal of approximately US$52 million. Net cash proceeds are expected to be approximately US$66 million, after taxes and transaction costs. The vessel is scheduled for delivery to the buyer upon completion of her current time charter, and no later than December 2026.

Kristian Sørensen, CEO of BW LPG, says: “Selling the BW Loyalty at a price in the low US$80 million demonstrates the strength of the second-hand market and our ability to realise value from our fleet. The transaction crystallises significant value from a 18-year-old asset while further strengthening BW LPG India’s financial position.”

For further information, please contact:

Kristian Sørensen, CEO
Samantha Xu, CFO
investor.relations@bwlpg.com

About BW LPG

BW LPG is the world’s leading owner and operator of LPG vessels, with a fleet of about 50 Very Large Gas Carriers (VLGCs) and Large Gas Carriers (LGCs), including 20 vessels powered by LPG dual-fuel propulsion technology. Building on over five decades of LPG shipping experience, the company is strengthened by an in-house LPG trading division and the commercial expertise to explore investments in value chain assets. Together, these capabilities enable BW LPG to provide trusted and reliable services for sourcing and delivering LPG to customers worldwide. Delivering energy for a better world – more information about BW LPG can be found at www.bwlpg.com.

BW LPG is associated with BW Group, a leading global energy and maritime company involved in shipping, deepwater oil & gas production, renewable energy and digital infrastructure. BW controls a fleet of over 400 vessels transporting oil, gas and dry commodities. In the infrastructure space, the group operates in wind, batteries, water, subsea cable networks and data centres. www.bw-group.com